UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

Eneti Inc.

(Name of Subject Company)

Cadeler A/S
(Offeror)

(Name of Filing Person)

Common stock, par value $0.01 per share

(Title of Class of Securities)

Y2294C107

(CUSIP Number of Class of Securities)

Puglisi & Associates

850 Library Ave., Suite 204

Newark, DE 19711

Tel.: (302)-738-6680

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Connie I. Milonakis Davis Polk & Wardwell London LLP 5 Aldermanbury Square London, EC2V 7HR United Kingdom Tel.: +44-20-7418-1327	Emanuele Lauro Eneti Inc. L’Exotique 99 Boulevard Jardin Exotique 98000 Monaco Tel: +377-9798-5715	Edward S. Horton Nick Katsanos Seward & Kissel LLP One Battery Park Plaza New York, NY 10004 Tel: (212) 574-1265

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2023 (together with any amendments and supplements thereto, the “Schedule TO”), by Cadeler A/S, a company incorporated under the laws of Denmark (“Cadeler” or the “Offeror”). The Schedule TO relates to the offer by the Offeror to exchange for each outstanding share of Eneti Inc., a company incorporated under the laws of the Republic of the Marshall Islands (“Eneti”), par value $0.01 per share (“Eneti Common Stock”), validly tendered and not validly withdrawn in the offer, American Depositary Shares (“ADSs”), representing, in the aggregate, 3.409 shares of Cadeler, nominal value DKK 1 per share (the “Cadeler Shares”) with each ADS representing four (4) Cadeler Shares (the “Cadeler ADSs”), subject to payment of cash compensation with respect to any fractional Cadeler ADSs, without interest and subject to reduction for any applicable withholding taxes (such consideration, the “Transaction Consideration,” and such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated November 7, 2023 (the “Prospectus/Offer to Exchange”), and in the related letter of transmittal (the “Letter of Transmittal”), together with any amendments or supplements thereto, the “Offer”).

Cadeler has filed with the SEC a Registration Statement on Form F-4 dated October 31, 2023 and which became effective on November 7, 2023, relating to the offer and sale of the Cadeler Shares and a Registration Statement on Form F-6 relating to the registration of the Cadeler ADSs to be issued to holders of shares of Eneti Common Stock validly tendered and not validly withdrawn in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement, and the Letter of Transmittal, which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

All information regarding the Offer as set forth in the Schedule TO, including all exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.

On December 8, 2023, Cadeler announced the extension of the Expiration Date for the Offer to 5:30 p.m., Eastern Time, on December 14, 2023, unless further extended or earlier terminated. The Offer was previously scheduled to expire at 4:30 p.m., Eastern Time, on December 7, 2023. In addition, Cadeler has determined pursuant to the terms of the Offer as set forth in the Prospectus/Offer to Exchange to reduce the Minimum Condition from 85.01% to 70.0%. The Minimum Condition is a condition to the completion of the Offer. As so amended, the Minimum Condition provides that, prior to the expiration of the Offer, there shall have been validly tendered and not validly withdrawn in accordance with the terms of the Offer a number of shares of Eneti Common Stock that, upon the consummation of the Offer, together with the Eneti Common Stock then owned by Cadeler (if any), would represent at least 70.0% of the aggregate voting power of Eneti Common Stock outstanding immediately after the consummation of the Offer.

Cadeler expects that the Offer will be consummated promptly following the Expiration Date (as hereby extended and as may be further extended), subject to the terms of the Offer and the satisfaction or waiver of the conditions to the Offer as set forth in the Prospectus/Offer to Exchange.

The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(R) and is incorporated herein by reference.

Item 1, Item 4, Item 5, Item 6 and Item 11.

1.	On the cover page of the Prospectus/Offer to Purchase, the first and third paragraphs are amended and restated in their entirety as follows, respectively:

“THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 5:30 P.M., EASTERN TIME, ON DECEMBER 14, 2023, UNLESS EXTENDED OR TERMINATED.”

“Cadeler’s obligation to accept for exchange shares of Eneti Common Stock validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction or waiver by Cadeler of certain conditions, including the condition that, prior to the expiration of the Offer, there have been validly tendered and not validly withdrawn a number of shares of Eneti Common Stock that would represent, together with any shares of Eneti Common Stock then owned by Cadeler, at least 70.0% of the aggregate voting power of the shares of Eneti Common Stock outstanding immediately after the consummation of the Offer (which is referred to as the “Minimum Condition”), as more fully described under “The Offer — Conditions to the Offer.””

2.	In the section of the Prospectus/Offer to Exchange entitled “Frequently Used Terms,” the following terms are amended and restated in their entirety as follows, respectively:

“Expiration Date” refers to 5:30 p.m. Eastern Time on December 14, 2023, or such subsequent time and date to which the expiration of the Offer is extended pursuant to and in accordance with the Business Combination Agreement;

“Minimum Condition” refers to the condition that, prior to the expiration of the Offer, there have been validly tendered and not validly withdrawn in accordance with the terms of the Offer a number of shares of Eneti Common Stock that, upon the consummation of the Offer, together with the Eneti Common Stock then owned by Cadeler (if any), would represent at least 70.0% of the aggregate voting power of Eneti Common Stock outstanding immediately after the consummation of the Offer;

3.	In the section of the Prospectus/Offer to Exchange entitled “Questions and Answers,” the following paragraphs are amended and restated in their entirety as follows, respectively:

i.	The second paragraph under the question “Why is Cadeler making this Offer?”:

“In the Offer, if a sufficient number of shares of Eneti Common Stock are validly tendered into the Offer prior to the Expiration Date of the Offer such that Cadeler will own at least 70.0% of the aggregate voting power of the shares of Eneti Common Stock outstanding immediately after the consummation of the Offer, subject to the satisfaction or waiver of the other conditions to the Offer, Cadeler will accept for exchange, and will exchange, the shares tendered in the Offer. Then, thereafter and as the second step in the Business Combination and Cadeler’s plan to acquire all of the outstanding shares of Eneti Common Stock, Cadeler intends to as promptly as practicable consummate a Merger of Merger Sub with and into Eneti, with Merger Sub surviving the Merger. The purpose of the Merger is for Cadeler to acquire all remaining shares of Eneti Common Stock that it did not acquire in the Offer. Upon the consummation of the Merger, the Eneti business will be held by a wholly owned subsidiary of Cadeler, and Eneti Stockholders will no longer have any direct ownership interest in the Eneti business (though those Eneti Stockholders who accept the Offer and tender their shares of Eneti Common Stock to Cadeler pursuant to the Offer will continue to have an indirect ownership interest in the Eneti business through their ownership interest in Cadeler).”

ii.	The first bullet point under the first paragraph and the second paragraph under the question “What are the most significant conditions of the Offer?”:

“Minimum Condition — Eneti Stockholders having validly tendered and not validly withdrawn in accordance with the terms of the Offer and prior to the Expiration Date a number of shares of Eneti Common Stock that, upon the consummation of the Offer, together with any shares of Eneti Common Stock then owned by Cadeler, would represent at least 70.0% of the aggregate voting power of the shares of Eneti Common Stock outstanding immediately after the consummation of the Offer;”

“The Offer is subject to certain other conditions set forth below in the section entitled “The Offer — Conditions to the Offer.” The conditions to the Offer are for the sole benefit of Cadeler and may be asserted by Cadeler regardless of the circumstances giving rise to any such condition, or may be waived by Cadeler, by express and specific action to that effect, in whole or in part at any time and from time to time, in each case, prior to the Expiration Date, provided that (i) certain specified conditions (including all of the conditions noted above other than the conditions related to an Eneti Material Adverse Effect, accuracy of Eneti’s representations and Eneti’s compliance with covenants) may not be waived by Cadeler without the consent of Eneti and (ii) while Cadeler may, in its sole and absolute discretion and without Eneti’s consent, reduce the Minimum Condition, Cadeler cannot, without Eneti’s prior written consent, reduce the Minimum Condition such that Cadeler would, following completion of the Offer, hold a number of shares of Eneti Common Stock less than the number of shares required to approve the Merger in accordance with the BCAMI (being a majority of the outstanding shares of Eneti Common Stock, or 50% plus 1 share). In determining whether to exercise its right to reduce the Minimum Condition as described in the foregoing sentence, Cadeler will consider a number of factors, including the overall level of support for the Offer reflected in acceptances received from Eneti Stockholders at the time of any such determination.”

iii.	The first paragraph under the question “How long do I have to decide whether to tender my shares of Eneti Common Stock in the Offer?”:

“The Offer is scheduled to expire at 5:30 p.m., Eastern Time, on December 14, 2023, unless extended or terminated in accordance with the Business Combination Agreement. Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof to be made no later than 9:00 a.m., Eastern Time, on the next Business Day after the previously scheduled Expiration Date. During any such extension, all shares of Eneti Common Stock previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s shares.”

4.	In the section of the Prospectus/Offer to Exchange entitled “Summary,” the following paragraphs are amended and restated in their entirety as follows, respectively:

i.	The paragraph under “Expiration of the Offer (page 97)”:

“The Offer is scheduled to expire at 5:30 p.m., Eastern Time, on December 14, 2023, unless extended or terminated in accordance with the Business Combination Agreement.”

ii.	The first bullet point under the first paragraph under “Conditions to the Offer (page 99)”:

“satisfaction of the minimum tender condition (which requires that, prior to the Expiration Date, there have been validly tendered and not validly withdrawn a number of shares of Eneti Common Stock that, upon the consummation of the Offer, together with any shares of Eneti Common Stock then owned by Cadeler, would represent at least 70.0% of the aggregate voting power of the shares of Eneti Common Stock outstanding immediately after the consummation of the Offer);”

iii.	The paragraph under “Beneficial Ownership of Eneti Securities (page 217)”:

“As of October 26, 2023, the shareholding of Eneti’s directors and executive officers represented approximately 7.44% of the outstanding shares of Eneti Common Stock. Pursuant to the Tender and Support Agreements and subject to the terms and conditions thereof, Eneti’s directors and executive officers have agreed, among other things, to cause all of their shares of Eneti Common Stock to be validly and irrevocably tendered into the Offer promptly following the delivery by Cadeler of written notice to each of them on the Expiration Date specifying that all of the conditions to the Offer have been satisfied (or are reasonably expected to be satisfied as of the Expiration Date) or, where permissible, waived by Cadeler, assuming that all shares of Eneti Common Stock to be tendered by them are in fact validly tendered and not validly withdrawn in the Offer. Cadeler’s obligation to accept for exchange shares of Eneti Common Stock validly tendered, and not validly withdrawn, pursuant to the Offer is subject to the satisfaction or waiver by Cadeler of certain conditions, including the condition that, prior to the Expiration Date, there has been validly tendered and not validly withdrawn a number of shares of Eneti Common Stock that, upon the consummation of the Offer, together with shares of Eneti Common Stock then owned Cadeler (if any), would represent at least 70.0% of the aggregate voting power of the shares of Eneti Common Stock outstanding immediately after the consummation of the Offer, unless amended by Cadeler in its sole discretion. After the consummation of the Offer, the directors and officers of Eneti will not hold any shares of Eneti Common Stock and will not have the right to vote on the Merger.”

5.	In the section of the Prospectus/Offer to Exchange entitled “The Offer,” the following paragraphs are amended and restated in their entirety as follows, respectively:

i.	The section under “Indicative Timetable for the Offer”:

Event	Calendar date(1)
Cadeler Shareholders’ meeting to grant Cadeler Shareholder Approval	July 14, 2023
Commencement of the Offer; Publication of summary advertisement of Offer	November 7, 2023
Expiration Date (deadline for tendering shares of Eneti Common Stock into the Offer)	5:30 p.m. on December 14, 2023(2)
Announcement by Cadeler on whether or not the conditions to the Offer have been satisfied or, to the extent legally permitted, waived	On or prior to December 15, 2023
Commencement of trading of Cadeler ADSs on NYSE on a “when issued” basis	On or about December 15, 2023(3)
Expected settlement date	On or about December 19, 2023(4)
Admission to trading of the Cadeler Shares on the OSE	On or about December 20, 2023(5)

__________

Notes:

(1)        If you hold shares of Eneti Common Stock through a financial intermediary, please be aware the financial intermediary may require you to make decisions and take actions in advance of the times and dates noted. You should contact your financial intermediary with respect to questions regarding the dates and times that may be applicable to you.

(2)        If Cadeler determines to extend the offering period, it will make an announcement of such extension by no later than 9:00 a.m. Eastern Time, on the next business day after the scheduled Expiration Date. There will be no subsequent offering period.

(3)        It is currently expected that trading of Cadeler ADSs on the NYSE on a conditional “when-issued basis” will commence shortly after the closing of the Offer. “When-issued” trading refers to a sale or purchase of a security that is made conditionally because the security has been authorized but not yet issued or delivered. The “when-issued” trading market will be a market for Cadeler ADSs that are expected to settle on December 19, 2023.

(4)        In the event that the Offer conditions have been satisfied or, if applicable, waived, Cadeler will accept for exchange, and will exchange, all shares of Eneti Common Stock that have been validly tendered into, and not withdrawn from, the Offer as of the Expiration Date and Cadeler will deliver the Cadeler Shares as soon as practicable after the Expiration Date in accordance with applicable U.S. law. Eneti Stockholders will be issued Cadeler ADSs under the facility operated by the Depositary pursuant to the Deposit Agreement.

(5)       Subject to approval by the relevant listing authorities.

ii.	The paragraph under “Expiration of the Offer”:

“The Offer is scheduled to expire at 5:30 p.m., Eastern Time, on December 14, 2023, unless extended or terminated in accordance with the Business Combination Agreement.”

iii.	The fourth paragraph under “Extension, Termination and Amendment of the Offer”:

“Conditions to the Offer that Cadeler may not amend, modify or waive without the prior written consent of Eneti include (i) the Cadeler Shareholder Approval having been granted, (ii) the receipt of the DBA confirmation that the registration of the Cadeler Share Issuance can be made, (iii) the receipt of required regulatory approvals, (iv) the absence of legal prohibitions, (v) the Cadeler ADSs to be issued in the Offer, and the Cadeler Shares underlying such Cadeler ADSs, having been approved for listing on the NYSE, subject to official notice of issuance, and the Cadeler Shares to be issued in the Offer having been approved for listing on the OSE, (vi) the Registration Statements having become effective, (vii) the Business Combination Agreement not having been validly terminated in accordance with its terms and (viii) CMA clearance having been achieved. In addition, while Cadeler may, in its sole and absolute discretion and without Eneti’s consent, reduce the Minimum Condition, Cadeler cannot, without Eneti’s prior written consent, reduce the Minimum Condition such that Cadeler would, following completion of the Offer, hold a number of shares of Eneti Common Stock less than the number of shares required to approve the Merger in accordance with the BCAMI (being a majority of the outstanding shares of Eneti Common Stock, or 50% plus 1 share). In determining whether to exercise its right to reduce the Minimum Condition as described in the foregoing sentence, Cadeler will consider a number of factors, including the overall level of support for the Offer reflected in acceptances received from Eneti Stockholders at the time of any such determination.”

iv.	The first bullet point under the first paragraph under “Conditions to the Offer”:

“Minimum Condition — Eneti Stockholders having validly tendered and not validly withdrawn in accordance with the terms of the Offer and prior to the Expiration Date a number of shares of Eneti Common Stock that upon the consummation of the Offer, together with any shares of Eneti Common Stock then owned by Cadeler, would represent at least 70.0% of the aggregate voting power of the shares of Eneti Common Stock outstanding immediately after the consummation of the Offer;”

v.	The second paragraph under “Conditions to the Offer”:

“Except as expressly set forth in the Business Combination Agreement, the foregoing conditions to the Offer are for the sole benefit of Cadeler and may be asserted by Cadeler regardless of the circumstances giving rise to any such conditions, and may be waived by Cadeler in whole or in part at any time and from time to time in its sole and absolute discretion. However, certain specified conditions may only be waived by Cadeler with the prior written consent of Eneti. These conditions are (i) the Cadeler Shareholder Approval having been granted, (ii) the receipt of the DBA confirmation that the registration of the Cadeler Share Issuance can be made, (iii) the receipt of required regulatory approvals, (iv) the absence of legal prohibitions, (v) the Cadeler ADSs to be issued in the Offer, and the Cadeler Shares underlying such Cadeler ADSs, having been approved for listing on the NYSE, subject to official notice of issuance, and the Cadeler Shares to be issued in the Offer having been approved for listing on the OSE, (vi) the Registration Statements having become effective, (vii) the Business Combination Agreement not having been validly terminated in accordance with its terms and (viii) CMA clearance having been achieved per the above. In addition, while Cadeler may, in its sole and absolute discretion and without Eneti’s consent, reduce the Minimum Condition, Cadeler cannot, without Eneti’s prior written consent, reduce the Minimum Condition such that Cadeler would, following completion of the Offer, hold a number of shares of Eneti Common Stock less than the number of shares required to approve the Merger in accordance with the BCAMI (being a majority of the outstanding shares of Eneti Common Stock, or 50% plus 1 share). In determining whether to exercise its right to reduce the Minimum Condition as described in the foregoing sentence, Cadeler will consider a number of factors, including the overall level of support for the Offer reflected in acceptances received from Eneti Stockholders at the time of any such determination.”

6.	The section of the Prospectus/Offer to Exchange entitled “The Offer — Background for the Offer” is hereby amended and supplemented by adding the following information:

“On December 8, 2023, Cadeler announced that it had extended the Offer, upon the terms and conditions set forth in this prospectus, until 5:30 p.m., Eastern Time on December 14, 2023. The Offer had been previously scheduled to expire at 4:30 p.m., Eastern Time, on December 7, 2023. In the evening of December 7, 2023, the Exchange Agent advised Cadeler that, as of 4:30 p.m. Eastern Time on December 7, 2023, an aggregate of approximately 30,243,821 shares of Eneti Common Stock had been validly tendered and not properly withdrawn in the Offer, representing approximately 78.25% of the total number of issued and outstanding shares of Eneti Common Stock at such date and time. Cadeler did not consummate the Offer at that time because a sufficient number of Shares had not been tendered to satisfy the Minimum Condition.

Under the terms of the Business Combination Agreement, the Minimum Condition was a condition that, prior to the expiration of the Offer, there have been validly tendered and not validly withdrawn in accordance with the terms of the Offer a number of Eneti Common Stock that, upon the consummation of the Offer, together with the Eneti Common Stock then owned by Cadeler (if any), would represent at least 85.01% of the aggregate voting power of Eneti Common Stock outstanding immediately after the consummation of the Offer. Pursuant to the Business Combination Agreement, Cadeler is permitted in its sole and absolute discretion and without Eneti’s consent, to reduce the Minimum Condition from 85.01% to a lower percentage not less than the number of shares required to approve the Merger in accordance with the BCAMI (being a majority of the outstanding shares of Eneti Common Stock, or 50% plus 1 share).

Shortly following the initially scheduled expiration date for the Offer of 4:30 p.m., Eastern Time, on December 7, 2023, Mr. Gleerup, Mr. Brogaard Hansen, Mr. Bugbee, and representatives of each of DNB Markets, Perella Weinberg, Davis Polk, Gorrissen Federspiel and S&K discussed the purpose of the Minimum Condition as originally structured and the fact that the Minimum Condition was preventing Cadeler from consummating the Offer even though Eneti Stockholders holding well over a majority of the outstanding shares of Eneti Common Stock had tendered their shares in the Offer. Following such discussions, Cadeler decided to reduce the Minimum Condition from 85.01% to 70.0%. In determining to exercise its right to reduce the Minimum Condition as described in the foregoing sentence, Cadeler considered a number of factors, including the strong overall level of support for the Offer as reflected in the acceptances received from Eneti Stockholders at the time of such determination. On December 8, 2023, Cadeler confirmed in an email from Mr. Gleerup to Mr. Bugbee its determination to exercise its right to reduce the Minimum Condition to 70.0%.”

7.	The second paragraph of the section of the Prospectus/Offer to Exchange entitled “Business Combination Agreement — The Offer,” is amended and restated in its entirety as follows:

“Cadeler’s obligation to accept for exchange shares of Eneti Common Stock validly tendered, and not validly withdrawn, pursuant to the Offer is subject to the satisfaction or waiver by Cadeler of certain conditions, including the condition that, prior to the Expiration Date, there has been validly tendered and not validly withdrawn a number of shares of Eneti Common Stock that, upon the consummation of the Offer, together with shares of Eneti Common Stock then owned by Cadeler (if any), would represent at least 70.0% of the aggregate voting power of the shares of Eneti Common Stock outstanding immediately after the consummation of the Offer, as more fully described under “The Offer — Conditions to the Offer.””

8.	The fourth paragraph of the section of the Prospectus/Offer to Exchange entitled “Beneficial Ownership of Eneti Securities,” is amended and restated in its entirety as follows:

“As of October 26, 2023, the shareholding of Eneti’s directors and executive officers represented approximately 7.44% of the outstanding shares of Eneti Common Stock. Pursuant to the Tender and Support Agreements and subject to the terms and conditions thereof, Eneti’s directors and executive officers have agreed, among other things, to cause all of their shares of Eneti Common Stock to be validly and irrevocably tendered into the Offer promptly following the delivery by Cadeler of written notice to each of them on the Expiration Date specifying that all of the conditions to the Offer have been satisfied (or are reasonably expected to be satisfied as of the Expiration Date) or, where permissible, waived by Cadeler, assuming that all shares of Eneti Common Stock to be tendered by them are in fact validly tendered and not validly withdrawn in the Offer. Cadeler’s obligation to accept for exchange shares of Eneti Common Stock validly tendered, and not validly withdrawn, pursuant to the Offer is subject to the satisfaction or waiver by Cadeler of certain conditions, including the condition that, prior to the Expiration Date, there has been validly tendered and not validly withdrawn a number of shares of Eneti Common Stock that, upon the consummation of the Offer, together with shares of Eneti Common Stock then owned Cadeler (if any), would represent at least 70.0% of the aggregate voting power of the shares of Eneti Common Stock outstanding immediately after the consummation of the Offer, unless amended by Cadeler in its sole discretion. After the consummation of the Offer, the directors and officers of Eneti will not hold any shares of Eneti Common Stock and will not have the right to vote on the Merger.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended to replace exhibit (a)(1)(B) and amended and supplemented by adding exhibits (a)(5)(R) and (a)(5)(S) as follows:

Exhibit No.	Description
(a)(1)(B)	Letter of Transmittal
(a)(5)(R)	Press Release regarding the extension of the Offer and the amendment of the Minimum Condition, dated December 8, 2023 (incorporated by reference to Cadeler’s filing pursuant to Rule 425 on December 8, 2023).
(a)(5)(S)	Press Release regarding the entry by Cadeler into EUR 550 million Green Loan and Guarantee Facilities (incorporated by reference to Cadeler’s filing pursuant to Rule 425 on December 8, 2023).

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2023

CADELER A/S

By:	/s/ Mikkel Gleerup
Name: Mikkel Gleerup
Title: Chief Executive Officer